Item 77K - Multi-Strategy Growth and Income Fund ending February 28, 2018

       On October 25, 2017, the Board of Directors for the Multi-Strategy Growth and Income Fund (the "Fund") ratified Deloitte & Touche, LLP ("Deloitte") as the Fund's independent registered public accounting firm to audit the Fund's financial statements for the fiscal year ended February 28, 2018. BBD, LLP ("BBD") was previously engaged as the independent registered public accounting firm to audit the Fund's financial statements. BBD issued its reports on the Fund's financial statements for the fiscal years ended February 28, 2017 and February 28, 2016. Such reports did not contain adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to replace BBD as the Fund's independent registered public accounting firm was approved by the Audit Committee and Board of Trustees on behalf of the Fund.

       During the Fund's fiscal years February 28, 2017 and February 28, 2016, there were no disagreements with BBD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of BBD, would have caused it to make reference to the subject matter of the disagreements in connection with its reports nor were there any "reportable events" as that term is described in Item 304 (a)(1)(v) of Regulation S-K.

       The Fund has requested that BBD furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated April 10, 2018, is filed as an exhibit to this Form N-SAR.